

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Omar Chohan
Chief Financial Officer
Tribe Capital Growth Corp I
2700 19th Street
San Francisco, CA 94110

> **Re: Tribe Capital Growth Corp I**
> **Amendment No. 2 to Form S-1**
> **Filed February 26, 2021**
> **File No. 333-252413**

Dear Mr. Chohan :

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed February 26, 2021

Our warrant agreement will designate the courts of the State of New York..., page 52

1. You state in this section that the exclusive forum provision does not apply to actions under the Exchange Act. Section 9.3 of Exhibit 4.4 (Warrant Agreement) does not contain the Exchange Act exclusion. Please revise so that the disclosure and the exhibit are consistent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction